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April 19, 2006

VIA EDGAR AND FED EX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Basin Water, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 27, 2006

File Number 333-131794

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated April 13, 2006 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments in the letter dated April 13, 2006 and verbal comments received from the Staff on April 18, 2006 on behalf of Basin Water, Inc. (“Basin Water”) as set forth below. Simultaneously with the filing of this letter, Basin Water is submitting (by EDGAR) Amendment No. 2 to the Registration Statement (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

Basin Water’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. The additional verbal comments are addressed in the various numbered comments, as appropriate. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Basin Water’s response for each item below.

Prospectus Summary, page 1

Our Company, page 1

1.

We note your response to comment 7 in our letter dated March 10, 2006. Please revise to briefly explain the ion-exchange process for water treatment. Further, it appears that your prospectus still contains technical terms that should be defined. For example, please define “coagulation microfiltration,” “reverse osmosis” and

H. Christopher Owings April 19, 2006 Page 2

“electrodialysis reversal,” as used in the first full risk factor on page 10. Please revise here and throughout the prospectus accordingly.

Basin Water’s Response: Basin Water has added a brief explanation of the ion-exchange process for water treatment on page 1 of the Amendment and revised the disclosure throughout the document in accordance with the Staff’s comment.

Risk Factors, page 8

2.	We note your response to comment 10 in our letter dated March 10, 2006. It appears, however, that the risk factor beginning “Changes in, or interpretations of, accounting rules and regulations…” on page 21 is still generic in nature and should be removed or revised to state a specific, material risk.

Basin Water’s Response: Basin Water has deleted the risk factor in accordance with the Staff’s comment.

3.	We note your response to comment 11 in our letter dated March 10, 2006. It appears that in many of your revisions, you merely removed one or more of the terms cited in our comment. Please, however, revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Basin Water’s Response: Basin Water respectfully notes that for each of the risk factors in which such a change was previously made, it was attempting to more specifically denote the consequence that would result from each risk factor. In many cases, the disclosure described the resulting consequences from each risk factor, which in turn would result in harm to Basin Water’s business, financial condition, operating results or prospects. Nonetheless, Basin Water has made an additional effort to more specifically describe the consequence that would result from each of the risk factors, including an adverse affect on the growth of Basin Water’s business or a decline in Basin Water’s revenues, in accordance with the Staff’s comment.

Business, page 52

Our Solution and Strengths, page 55

4.	We note your response to comment 26 in our letter dated March 10, 2006. Please disclose in the prospectus your competitors’ 1.5% to 5.0% waste rates range for nitrate and arsenic and the basis for your belief that this range is a reasonable representation.

Basin Water’s Response: Basin Water has revised the disclosure on page 56 of the Amendment to delete any comparison of the waste rates of Basin Water’s applications to the waste rates of its competitors’ applications. Basin Water has also revised the disclosure to reflect that Basin Water believes that the waste rates of its applications are low based on its management’s industry knowledge and feedback from its customers.

H. Christopher Owings April 19, 2006 Page 3

5.	We note your response to comment 27 in our letter dated March 10, 2006. Please expand your disclosure to briefly explain why reverse osmosis and electrodialysis reversal use significant amounts of electrical power as compared to your system.

Basin Water’s Response: Basin Water has revised the disclosure on pages 56 to 57 of the Amendment in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 82

Common Stock Issuances, page 83

6.	Please disclose the price per share paid by the individuals listed in the table for the common shares. See Item 404(a) of Regulation S-K.

Basin Water’s Response: Basin Water has revised the disclosure on page 85 of the Amendment in accordance with the Staff’s comment to indicate the aggregate consideration paid for the shares by each of the individuals listed on the table as required by Item 404(a) of Regulation S-K. Basin Water does not believe specific disclosure of the price per share is required under Item 404(a), only the aggregate amount of consideration paid.

Description of Capital Stock, page 89

7.	We note your response to comment 35 in our letter dated March 10, 2006. You revised your disclosure to state that there were 10,303,047 shares of common stock outstanding as of January 31, 2006. On page 87, however, you disclosed that the number of outstanding shares as of January 31, 2006 is 12,664,672. Further, based on your balance sheet as of December 31, 2005, you have 10,303,047 common shares and 2,361,625 preferred shares issued and outstanding. Please revise to reconcile or advise.

Basin Water’s Response: Basin Water has revised the disclosure on page 89 of the Amendment to reflect that the number of shares of common stock outstanding assumes the conversion of all of Basin Water’s preferred stock into common stock. Basin Water believes that presenting the total shares of common stock on an “as-converted” basis is the least confusing and most helpful presentation for prospective investors in determining the total percentage ownership of each of the executive officers, directors and greater than 5% stockholders before and after completion of the offering as, effective upon the closing of this offering, all outstanding shares of preferred stock in Basin Water will be converted to common stock and no shares of preferred stock will remain outstanding.

H. Christopher Owings April 19, 2006 Page 4

Notes to Financial Statements, page F-7

Note 2-Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

8.	Please tell us what point of the manufacturing process you enter into long-term service arrangements with a customer when you manufacture a water treatment system and retain ownership. Also tell us if these systems are typically standard or they are built to suit the specifications of each individual customer.

Basin Water’s Response: Basin Water has informed us that in those instances in which it manufactures a water treatment system and retains ownership of such a system, Basin Water typically enters into a long-term service arrangement with its customer prior to or shortly after the inception of the manufacturing process. These water treatment systems are typically built to suit the specifications of each individual customer.

9.	We note your response to comment 41 in our letter dated March 10, 2006. Please advise or confirm that you convey to customers the right to use a specified water treatment system for a stated period of time in the instances where these systems are not purchased from you. In these instances, please tell us if these long-term service contracts meet the definition of a lease and qualify for lease accounting. See EITF 01-8. In your response tell us if the contracts are dependent on the use of specific treatment systems, who has the ability or right to operate or control the treatment systems or if it is remote that any third parties will take more than a minor output from the water treatment systems. If after further consideration you conclude that these long-term service contracts are leases, please tell us if the leases are classified as either operating or capital leases, specifically as it relates to the purchase and renewal options and how they impact your conclusion, if at all. If the arrangements qualify for capital lease treatment please further explain if they are direct financing or sales type leases and the reasons to support your conclusion.

Basin Water’s Response: Basin Water has informed us that in those instances in which it delivers a water treatment system to a customer where the system is not purchased from Basin Water, Basin Water conveys to the customer the right to use a specified water treatment system for a stated period of time – typically five to ten years.

In such instances, the capital component of the long-term service contract into which Basin Water enters meets the definition of a lease under EITF 01-8, since 1) the contract is dependent upon the use of a specific water treatment system, 2) the customer has the ability to both operate the system and to limit access to the system, and 3) all of the system output is controlled by the customer.

Such leases are operating leases, since they meet none of the four criteria necessary for a capital lease under Statement of Financial Accounting Standards No. 13 (SFAS No. 13)

H. Christopher Owings April 19, 2006 Page 5

Accounting for Leases. Specifically there is no transfer of ownership (Basin Water retains ownership of the water treatment systems), there is not a bargain purchase option, the lease term is substantially less than the economic life of the system (five to 10 year contract term as opposed to 20 year economic life of the system) and the present value of the monthly lease payments is less than 90% of the fair value of the system.

Commencing on the date at which the manufactured water treatment system has been delivered to the customer’s site and installation of the system has been substantially completed, control of the system is in the hands of the customer – and at this point Basin Water recognizes the capital component of the long-term contract on a straight-line basis over the life of the contract.

In response to verbal comments from the Staff regarding the accounting treatment of the capital component of Basin Water’s long-term contracts as operating leases and the Staff’s request for additional disclosure in the Amendment regarding these leases, Basin Water has expanded its disclosure relative to the treatment of the capital component of the long-term contracts as an operating lease. This disclosure includes the addition of Note 10 to the Financial Statements on pages F-18 and F-19 of the Amendment as well as additional disclosure in Note 2 to the Financial Statements on page F-8 of the Amendment. In addition, Basin Water has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the same topic on page 35 of the Amendment.

10.	We note your response to comment 41 in our letter dated March 10, 2006. Please tell us how you satisfied the criteria to determine the capital and the volume components of service arrangements could be accounted for separately as multiple deliverables. See paragraph 9 of EITF 00-21. Tell us how you each element has standalone value to a customer, your basis for objective and reliable evidence of fair value and if the arrangements contain any right of return for delivered or non-delivered items and who controls the right. Tell us which elements you consider to be delivered and undelivered. If you do not have sufficient vendor specific objective evidence of fair value for the delivered item, please tell us how you were able to reasonably estimate the fair value of the undelivered item to apply the residual method. Alternatively, please tell us why this issue is not applicable.

Basin Water’s Response: Basin Water has informed us that it used the three criteria set forth in EITF 00-21 in determining whether the capital and volume components of the service contract arrangements could be accounted for separately as multiple deliverables.

The first criterion in EITF 00-21 for separation is met by the water treatment system, which has a standalone value as Basin Water often sells it separately, and the capital component is based on this standalone value of Basin Water’s system.

H. Christopher Owings April 19, 2006 Page 6

The second criterion for separation is also met. Objective and reliable evidence of the fair value of the volume-related services exists. The rates charged the customer for these services are the same regardless of whether the system is purchased or placed under long-term contract. In addition, Basin Water competes for business in public bids on the volume-related services to be provided to certain customers and is often the successful bidder, providing additional evidence of the fair value of the volume-related services.

Volume-related services consist primarily of waste hauling and salt purchase costs, both of which have a direct relationship to the volume of water processed through the water treatment system.

Finally, there are no general refund rights. Accordingly, Basin Water respectfully submits that, under the criteria set forth in EITF 00-21, the capital component and volume component of its service arrangements are properly accounted for separately as multiple deliverables. In response to a verbal comment from the Staff, Basin Water has revised the Amendment on pages 35 and F-8 to include disclosure regarding the criteria set forth in EITF 00-21.

Deliverable elements include the capital component relating to the system, which would be delivered and installed prior to recognizing revenue. The volume-related service charge is recognized as revenue as water is treated. Such charge reflects the costs incurred by Basin Water for the treatment of the water, including the processing costs of salt that has or will be delivered as well as the cost for hauling waste that may or may not have actually occurred.

In response to a verbal comment from the Staff regarding the addition of a line item on the face of Basin Water’s income statement to reflect revenues from the capital component of its long-term contract revenues, Basin Water respectfully submits such amounts are less than 10% of Basin Water’s revenues and under Rule 5-03(b) of Registration S-X, should not be separately shown on the face of the income statement. Basin Water confirms that, in future filings, to the extent that the capital component of the long-term contracts, or operating lease revenue, becomes greater than 10% of its revenues, Basin Water will add a line item on the face of the income statement to separately present these revenues.

Note 15. Stock Options and Warrants, page F-23

11.	Please tell us if you are required to deliver registered common shares to any warrant holders. If settlement in registered common shares is at all permitted, tell us the circumstances it is permitted and who controls the option. Tell us if you have considered liability classification for the warrants at their fair value. See paragraph 14 of EITF 00-19. In the instances where warrant holders have waived these rights with respect to this offering, tell how these holders are impacted in future periods, if at all.

Basin Water’s Response: None of the warrants issued by Basin Water provide for the warrant holder to receive registered common shares upon exercise. Thus, any events or actions necessary to deliver registered shares are controlled by Basin Water. The warrants provide for unregistered restricted shares to be issued to the holder upon exercise. Additionally, the warrants

H. Christopher Owings April 19, 2006 Page 7

do not provide for any net-share settlement in cash. Basin Water has granted to certain warrant holders the right to require Basin Water to register the restricted shares issued to them upon exercise on a best efforts basis, and only for resale. The warrants do not provide for any penalties for not registering these shares. As a result, under paragraph 14 of EITF 00-19, Basin Water believes that the warrants should be classified as a permanent equity instrument and not as a liability.

Recent Sales of Unregistered Securities, page II-2

12.	We note your response to comment 48 in our letter dated March 10, 2006, however we partially reissue the comment. For each of the transactions, as applicable, please state the aggregate amount of the consideration received by Basin Water for the securities sold. For example, please expand your disclosure in paragraphs 4, 5, 7, 9 and 10 to quantify the aggregate consideration received by Basin Water. Please disclose the value of warrants or options sold for each of the transactions. See Item 701(c) of Regulation S-K.

Basin Water’s Response: Basin Water has revised the disclosure on page II-3 of the Amendment in accordance with the Staff’s comment.

* * *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas C. Tekulve, Basin Water, Inc.

Keith R. Solar, Alhadeff & Solar

Faye H. Russell, Latham & Watkins LLP

Brian M. Katz, Pepper Hamilton LLP